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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Oneida Ltd.

(Name of Issuer)
Common Stock, par value $1.00 per share

(Title of Class of Securities)
682505102

(CUSIP Number)
D. E. Shaw Laminar Portfolios, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Robb L. Tretter
Bracewell & Giuliani LLP
1177 Avenue of the Americas, 19th Floor
New York, NY 10036-2714
212-508-6183
July 11, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	CUSIP No. 682505102	Page	1	of	10

1	NAMES OF REPORTING PERSONS: D. E. Shaw Laminar Portfolios, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEIN 01-0577802

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,057,500 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,057,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,057,500 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) Excludes 3,985,229 shares of common stock (the “Xerion Shares”) beneficially owned by Xerion Capital Partners LLC and its affiliates (“Xerion”) and which may be deemed to be beneficially owned by certain of its affiliates, with which the Reporting Person may be deemed to have formed a group solely as a result of the Letter of Intent described in Item 4.

(2) Excludes the Xerion Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 5,042,729 and the percent of class represented by the amount in Row (11) would be 10.8%, if the Xerion Shares were included.

CUSIP No.	682505102	Page	2	of	10

1	NAMES OF REPORTING PERSONS: D. E. Shaw & Co., L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEIN 13-3695715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,057,500 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,057,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,057,500 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA, PN

(1) Excludes the Xerion Shares.

(2) Excludes the Xerion Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 5,042,729 and the percent of class represented by the amount in Row (11) would be 10.8%, if the Xerion Shares were included.

CUSIP No.	682505102	Page	3	of	10

1	NAMES OF REPORTING PERSONS: D. E. Shaw & Co., L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
FEIN 13-3799946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,057,500 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,057,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,057,500 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1) Excludes the Xerion Shares.

(2) Excludes the Xerion Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 5,042,729 and the percent of class represented by the amount in Row (11) would be 10.8%, if the Xerion Shares were included.

CUSIP No.	682505102	Page	4	of	10

1	NAMES OF REPORTING PERSONS: David E. Shaw

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,057,500 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

1,057,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,057,500 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Excludes the Xerion Shares.

(2) Excludes the Xerion Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 5,042,729 and the percent of class represented by the amount in Row (11) would be 10.8%, if the Xerion Shares were included.

Item 1. Security and the Issuer
     This statement on Schedule 13D relates to the common stock, par value $1.00 per share (“Common Stock”), of Oneida Ltd., a New York corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Act. The principal executive offices of the Issuer are located at 163-181 Kenwood Avenue, Oneida, New York, 13421-2899. This Schedule 13D is being filed to report the entry into the Letter of Intent described in Item 4, including the fact that, solely as a result thereof, D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), and Xerion Capital Partners LLC, a Delaware limited liability company (“XCP”), may be deemed to be a group for the reporting purposes of this Schedule 13D. XCP and its affiliates disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons and the Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by XCP and its affiliates.
Item 2. Identity and Background
     (a), (f) This statement is filed on behalf of Laminar, D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.
     (b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.
     (c) The principal business of Laminar is that of a limited liability company focusing primarily on distressed-securities related investment strategies. Laminar does not have any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar. The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.
     (d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     In acquiring 1,057,500 shares of Common Stock prior to July 11, 2006, Laminar expended approximately $97,960(excluding commissions) of its working capital.
Item 4. Purpose of Transaction
     On July 11, 2006, Laminar and XCP entered into a Letter of Intent with the Issuer (the “Agreement”) with respect to the potential acquisition by a company controlled by XCP and its affiliates and/or Laminar and certain of its affiliates or designees of 100% of the equity interests of the Issuer as reorganized under a confirmed plan of reorganization under chapter 11 of the United States Bankruptcy Code. The Agreement is subject to the terms and conditions contained therein. Solely as a result of the Agreement, Laminar and XCP may be deemed to be a group for the reporting purposes of this Schedule 13D. The foregoing description of the Agreement is qualified in its entirety by reference to the terms of the Agreement, which is filed as Exhibit 4 hereto and is incorporated by reference herein.
     Laminar purchased the shares of Common Stock for the purpose of investing in the Issuer. Laminar will review its investment in the shares of Common Stock from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, Laminar may determine to:

-	acquire through open market purchases or otherwise additional shares of Common Stock; or

-	sell shares of Common Stock through the open market or otherwise.
Such transactions may take place at any time without prior notice. There can be no assurance, however, that any Reporting Persons will take any such action.
     As part of Laminar’s ongoing review of its respective investment in Common Stock of the Issuer, Laminar will from time to time hold talks or discussions with, write letters to, and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs and strategic alternatives.
Item 5. Interest in Securities of the Issuer
     (a), (b) Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 29, 2005, there were 46,631,924 shares of Common Stock outstanding as of December 7, 2005. The 1,057,5001 shares of Common Stock

[1]	Excludes the Xerion Shares. The aggregate amount deemed to be beneficially owned by Laminar would be 5,042,729 shares of Common Stock (approximately 10.8% of the total number of shares of Common beneficially owned by Laminar (the “Subject Shares”) represent approximately 2.3%1 of the outstanding shares of Common Stock. Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares.
     DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.
     David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.
     As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.
     Clause (c) of Item 5 of Schedule 13D is not applicable.
     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.
     Clause (e) of Item 5 of Schedule 13D is not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On July 11, 2006, Laminar and XCP entered into the Agreement as described in Item 4 above. The information set forth in Item 4 above is incorporated herein by reference.

Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act), if the Xerion Shares were included as a result of the entry into the Letter of Intent described in Item 4.

     Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.
Item 7. Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D.E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D.E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated July 17, 2006.

Exhibit 4	Letter of Intent, dated as of July 13, 2006, among D.E. Shaw Laminar Portfolios, L.L.C., Xerion Capital Partners LLC, and Oneida, Ltd.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Julius Gaudio, among others, are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.
Dated: July 17, 2006

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C. BY: D. E. SHAW & CO., L.L.C.,
as managing member

	By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.P.
By:	/s/ Julius Gaudio
	Name:	Julius Gaudio
	Title:	Managing Director

D. E. SHAW & CO., L.L.C.
By:	/s/ Julius Gaudio
	Name:	Julius Gaudio
	Title:	Managing Director

DAVID E. SHAW
By:	/s/ Julius Gaudio
	Name:	Julius Gaudio
	Title:	Attorney-in-Fact for David E. Shaw

Exhibit Index

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D.E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D.E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated July 17, 2006.

Exhibit 4	Letter of Intent, dated as of July 13, 2006, among D.E. Shaw Laminar Portfolios, L.L.C., Xerion Capital Partners LLC, and Oneida, Ltd.